Exhibit 99.2

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and June 30, 2023

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2022	June 30, 2023
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	3	28,823	42,564
Deferred financing costs		8,778	8,173
Other non-current assets		2,092	3,075
Derivative financial instruments, non-current portion	11	13,225	10,776
Tangible fixed assets	4	4,514,663	3,974,881
Vessels under construction	4	210,099	444,726
Right-of-use assets	5	416,485	515,371
Total non-current assets		5,203,676	5,009,077
Current assets
Vessel held for sale	4	—	54,450
Trade and other receivables		22,897	27,588
Dividends receivable and other amounts due from related parties	3	61	886
Derivative financial instruments, current portion	11	25,383	23,348
Inventories		8,483	10,645
Prepayments and other current assets		7,262	11,546
Short-term cash deposits		36,000	41,000
Cash and cash equivalents		368,286	488,124
Total current assets		468,372	657,587
Total assets		5,672,048	5,666,664
Equity and liabilities
Equity
Preference shares	9	46	46
Share capital	9	954	954
Contributed surplus		658,888	658,888
Reserves		16,464	15,838
Retained earnings		108,685	139,865
Equity attributable to owners of the Group		785,037	815,591
Non-controlling interests		936,741	976,672
Total equity		1,721,778	1,792,263
Current liabilities
Trade accounts payable		19,725	28,787
Ship management creditors		14	55
Amounts due to related parties		26	179
Derivative financial instruments, current portion	11	2,834	3,058
Other payables and accruals	8	166,932	174,615
Borrowings, current portion	6	294,977	382,359
Lease liabilities, current portion	5	48,548	70,176
Total current liabilities		533,056	659,229
Non-current liabilities
Derivative financial instruments, non-current portion	11	5,498	13,669
Borrowings, non-current portion	6	3,004,767	2,625,133
Lease liabilities, non-current portion	5	287,828	348,120
Other non-current liabilities	4	119,121	228,250
Total non-current liabilities		3,417,214	3,215,172
Total equity and liabilities		5,672,048	5,666,664

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended

	Notes	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Revenues	7	216,096	227,766	429,819	459,065
Voyage expenses and commissions		(1,995)	(5,003)	(7,327)	(9,718)
Vessel operating and supervision costs		(42,446)	(38,390)	(86,083)	(78,411)
Depreciation	4, 5	(58,008)	(59,900)	(112,841)	(116,134)
General and administrative expenses		(6,884)	(8,645)	(16,902)	(17,206)
Loss on disposal of non-current assets	4	—	—	(577)	(1,309)
Impairment loss	4	(28,027)	—	(56,911)	(11,740)
Profit from operations		78,736	115,828	149,178	224,547
Financial costs	12	(39,466)	(63,557)	(76,835)	(128,054)
Financial income		353	5,886	412	9,925
Gain on derivatives	12	8,330	14,143	45,731	10,473
Share of profit of associates	3	416	1,092	935	1,525
Total other expenses, net		(30,367)	(42,436)	(29,757)	(106,131)
Profit for the period		48,369	73,392	119,421	118,416
Attributable to:
Owners of the Group		45,729	46,793	90,524	64,828
Non-controlling interests		2,640	26,599	28,897	53,588
		48,369	73,392	119,421	118,416

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and six months ended June 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended

	Notes	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Profit for the period		48,369	73,392	119,421	118,416
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	11	972	1,076	(686)	(963)
Other comprehensive income/(loss) for the period		972	1,076	(686)	(963)
Total comprehensive income for the period		49,341	74,468	118,735	117,453
Attributable to:
Owners of the Group		46,701	47,869	89,838	63,865
Non-controlling interests		2,640	26,599	28,897	53,588
		49,341	74,468	118,735	117,453

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the six months ended June 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 9)	Preference shares (Note 9)	Contributed surplus	Reserves	(Accumulated deficit)/ Retained earnings	Attributable to owners of the Group	Non - controlling interests	Total
Balance as of December 31, 2021	954	46	692,536	15,322	(65,117)	643,741	924,630	1,568,371
Repurchases of GasLog Partners' preference units	—	—	—	—	—	—	(18,740)	(18,740)
Dividend declared (common and preference shares)	—	—	(33,648)	—	—	(33,648)	(14,729)	(48,377)
Share-based compensation, net of accrued dividend	—	—	—	468	—	468	—	468
Profit for the period	—	—	—	—	90,524	90,524	28,897	119,421
Other comprehensive loss for the period	—	—	—	(686)	—	(686)	—	(686)
Total comprehensive (loss)/income for the period	—	—	—	(686)	90,524	89,838	28,897	118,735
Balance as of June 30, 2022	954	46	658,888	15,104	25,407	700,399	920,058	1,620,457

Balance as of December 31, 2022	954	46	658,888	16,464	108,685	785,037	936,741	1,721,778
Dividend declared (common and preference shares) (Note 9)	—	—	—	—	(33,648)	(33,648)	(13,657)	(47,305)
Share-based compensation, net of accrued dividend	—	—	—	337	—	337	—	337
Profit for the period	—	—	—	—	64,828	64,828	53,588	118,416
Other comprehensive loss for the period	—	—	—	(963)	—	(963)	—	(963)
Total comprehensive (loss)/income for the period	—	—	—	(963)	64,828	63,865	53,588	117,453
Balance as of June 30, 2023	954	46	658,888	15,838	139,865	815,591	976,672	1,792,263

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars)

		For the six months ended
	Note	June 30, 2022	June 30, 2023
Cash flows from operating activities:
Profit for the period		119,421	118,416
Adjustments for:
Depreciation	4, 5	112,841	116,134
Impairment loss	4	56,911	11,740
Loss on disposal of non-current assets	4	577	1,309
Share of profit of associates	3	(935)	(1,525)
Financial income		(412)	(9,925)
Financial costs		76,835	128,054
Gain on derivatives (excluding realized loss/gain on forward foreign exchange contracts held for trading)	12	(47,558)	(8,235)
Share-based compensation		463	327
		318,143	356,295
Movements in working capital		(6,583)	(12,570)
Net cash provided by operating activities		311,560	343,725
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(117,196)	(121,688)
Proceeds from sale and leasebacks of tangible fixed assets, net		123,448	278,297
Proceeds from Floating Storage Regasification Unit (“FSRU”) forthcoming sale		79,526	106,896
Other investments		(103)	(13,229)
Payments for right-of-use assets		—	(4,312)
Dividends received from associate		—	425
Purchase of short-term cash deposits		(10,000)	(92,000)
Maturity of short-term cash deposits		—	87,000
Financial income received		222	9,575
Net cash provided by investing activities		75,897	250,964
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	6	312,638	82,444
Loan and bond repayments	6	(543,116)	(374,023)
Principal elements of lease payments		(18,707)	(27,868)
Interest paid		(73,511)	(114,245)
Release of cash collaterals for swaps		990	—
Payment of loan and bond issuance costs		(1,580)	(724)
Proceeds from interest rate swaps termination	11	—	3,706
Payment of equity raising costs		(20)	—
Dividends paid (common and preference)		(55,400)	(44,789)
Repurchase of GasLog Partners’ preference units		(18,740)	—
Net cash used in financing activities		(397,446)	(475,499)
Effects of exchange rate changes on cash and cash equivalents		(480)	648
(Decrease)/increase in cash and cash equivalents		(10,469)	119,838
Cash and cash equivalents, beginning of the period		282,246	368,286
Cash and cash equivalents, end of the period		271,777	488,124

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the period		12,130	22,066
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		169	3,317
Loan issuance costs included in liabilities at the end of the period		211	5,990
Dividend declared included in liabilities at the end of the period		2,516	2,516
Non-cash prepayment of lease payments		26,557	24,459
Capitalized imputed interest included in long-term liabilities at the end of the period		1,198	7,352
Capitalized interest included in current liabilities at the end of the period		—	2,546

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2022 and 2023

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Company” or “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries, lease asset companies, right-of-use asset companies and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London and Singapore. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

On February 21, 2021, GasLog entered into an agreement and plan of merger (the “2021 Merger Agreement”) with BlackRock’s Global Energy & Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the “2021 Transaction”). On June 4, 2021, the special general meeting of shareholders (the “Special Meeting”) was held, and shareholders approved (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement. Trading in GasLog’s common shares on the New York Stock Exchange (“NYSE”) was suspended and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (“Preference Shares”) remain outstanding and continue to trade in the NYSE under the ticker symbol “GLOG PR A”.

Following the consummation of the 2021 Transaction on June 9, 2021, the Company, Blenheim Holdings Ltd., Blenheim Special Investments Holding Ltd. and Olympic LNG Investments Ltd. (collectively, the “Rolling Shareholders”) and GEPIF entered into a shareholders’ agreement with respect to the governance of the Company (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, the board of directors of the Company were reduced to five persons, and the Rolling Shareholders that are party to the Shareholders’ Agreement will appoint a majority of the Company’s board of directors in accordance with the terms of the Shareholders’ Agreement. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

On January 24, 2023, the board of directors extended to GasLog Partners LP (“GasLog Partners” or the “Partnership”) an unsolicited non-binding proposal to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. On April 6, 2023, GasLog entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Partnership, GasLog Partners GP LLC, the general partner of the Partnership, and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”). Pursuant to the Merger Agreement, (i) Merger Sub would merge with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog would acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that would be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person or by proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the Securities Exchange Commission (“SEC”)). The payment date for the Special Distribution was July 12, 2023. The Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each common unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series A Preference Units”), 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series B Preference Units”) and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series C Preference Units”) remain outstanding and continue to trade on the NYSE.

GasLog Partners is consolidated in the Group’s financial statements.

The merger consideration was partially financed by the borrowing of a term loan in an aggregate principal amount of $50,000 under a Bridge Facility Agreement dated July 3, 2023 (the “Bridge Facility Agreement”), among Merger Sub, as the original borrower, GasLog, as guarantor, DNB

F-7

(UK) Ltd., as arranger and bookrunner, the lenders party thereto and DNB Bank ASA, London Branch, as agent, with the Partnership succeeding to the obligations of Merger Sub upon the consummation of the Transaction. The aggregate principal amount outstanding under the Bridge Facility Agreement was repaid in full, together with accrued and unpaid interest, on July 26, 2023.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. All subsidiaries included in the unaudited condensed consolidated financial statements are 100% held (either directly or indirectly) by GasLog, except for GasLog Partners and its subsidiaries. In comparison to the Group’s structure for the year ended December 31, 2022, Saturn Merge Sub LLC was incorporated in April 2023 and no other new subsidiaries were established or acquired in the six months ended June 30, 2023 while GAS-Two Panama S.A. was dissolved in June 2023.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022, filed on an Annual Report on Form 20-F with the SEC on March 3, 2023.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2022 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2022.

On August 3, 2023, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

As of June 30, 2023, GasLog’s current assets totaled $657,587, while current liabilities totaled $659,229, resulting in a negative working capital position of $1,642. Current liabilities include $73,614 of unearned revenue in relation to hires received in advance of June 30, 2023 (which represents a non-cash liability that will be recognized as revenue in July as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Management anticipates that its primary sources of funds over the next twelve months will be available cash, cash from operations, existing and future borrowings and future sale and leaseback transactions. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Group were effective in the current period:

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023. These amendments did not have a material impact on the Group’s financial statements.

All other IFRS standards and amendments that became effective in the current period are not relevant to the Group or are not material with respect to the Group’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements (as further amended in October 2022), to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

F-8

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures. The objective of IFRS S1 and IFRS S2 is to require an entity to disclose information about its sustainability-related risks and opportunities and climate-related risks and opportunities, respectively, that is useful to users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S1 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S2 is also applied. IFRS S2 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S1 is also applied. Management anticipates that this amendment will have a disclosure impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Group’s financial statements.

3. Investment in Associates and Joint Operations

The movements in investment in associates are reported in the following table:

Associates
As of January 1, 2023	28,823
Additions	13,229
Share of profit of associates	1,525
Dividend declared	(1,013)
As of June 30, 2023	42,564

The additions of $13,229 relate mainly to capital contribution of $3,871 and subordinated loan of $9,047 for the investment in Gastrade S.A. (“Gastrade”).

On April 3, 2023, the Company acquired a 33.3% shareholding in CLEOS SINGLE MEMBER PRIVATE COMPANY (“CLEOS”), a single member private company for the a) conduct of scientific research in the fields of energy, fuels and technology in general, b) provision of consulting services to the partners, c) commercial exploitation of any technologies developed and d) development and implementation of innovative decarbonization technologies. The Company contributed the amount of $248. The investment in CLEOS is classified as joint operations.

4. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2023	5,739,816	41,222	5,781,038	221,076
Additions	9,561	1,879	11,440	130,698
Disposals	(410,348)	—	(410,348)	—
Transfer under Vessels under construction	(167,863)	—	(167,863)	103,929
Transfer under Vessel held for sale	(164,050)	—	(164,050)	—
Fully amortized fixed assets	(9,383)	—	(9,383)	—
As of June 30, 2023	4,997,733	43,101	5,040,834	455,703

Accumulated depreciation and Impairment loss
As of January 1, 2023	1,259,394	6,981	1,266,375	10,977
Depreciation	72,945	306	73,251	—
Disposals	(106,284)	—	(106,284)	—
Transfer under Vessels under construction	(63,934)	—	(63,934)	—
Transfer under Vessel held for sale	(109,600)	—	(109,600)	—
Impairment loss	15,528	—	15,528	—
Fully amortized fixed assets	(9,383)	—	(9,383)	—
As of June 30, 2023	1,058,666	7,287	1,065,953	10,977

Net book value
As of December 31, 2022	4,480,422	34,241	4,514,663	210,099
As of June 30, 2023	3,939,067	35,814	3,974,881	444,726

Vessels with an aggregate carrying amount of $3,939,067 as of June 30, 2023 (December 31, 2022: $4,480,422) have been pledged as collateral under the terms of the Group’s credit facilities.

On February 2, 2022, GasLog entered into an agreement for the sale of the GasLog Chelsea, a 153,600 cubic meters (“cbm”) tri-fuel diesel

F-9

electric propulsion (“TFDE”) LNG carrier built in 2010 to Gastrade for $265,086, payable in installments, following its conversion to an FSRU expected to be completed by the fourth quarter of 2023. On February 3, 2022, GasLog, through its subsidiary GAS-fifteen Ltd., issued a Final Notice to Proceed to Seatrium O&G (Americas) Limited (“Seatrium”) ex. Keppel Shipyard Ltd. (“Keppel”) to convert the GasLog Chelsea, into a FSRU in connection with the Final Investment Decision (“FID”) taken by Gastrade for the construction of a regasification terminal in Alexandroupolis. In February 2023, the GasLog Chelsea changed from the flag of Bermuda to the flag of Greece and was renamed to Alexandroupoli. The proceeds from the sale of the GasLog Chelsea and specifically the amount of $215,528 (December 31, 2022: $108,632) (including $3,460 of extra proceeds due to variation orders, December 31, 2022: $2,598) already received as of June 30, 2023 and the amount of $53,018 to be received in the future were considered as a significant financing component according to IFRS 15 Revenue from Contracts with Customers and are recognized under Other non-current liabilities. Consequently, the Group assessed the interest to be capitalized over time relating to the transaction, and the capitalized amount as of June 30, 2023 was $7,352 (December 31, 2022: $3,294) and was included in Vessels Under Construction. Following the signing of this agreement, as of March 31, 2022, the vessel was remeasured at the lower of its carrying amount and its recoverable amount (value in use), and a non-cash impairment loss of $19,350 was recorded. In the six months ended June 30, 2023, the Group recorded an impairment reversal of $3,788 in relation to the write-off of a cost included in Tangible Fixed Assets before the remeasurement of the GasLog Skagen and the recognition of an impairment loss of $9,534 on March 31, 2022.

On March 30, 2023, GAS-five Ltd. and GAS-nine Ltd. completed the sale and leaseback of the GasLog Sydney and the GasLog Saratoga, respectively, with a wholly-owned subsidiary of China Development Bank Leasing (“CDBL”) (Note 5). During the six-month period ended June 30, 2023, both vessels were initially remeasured at the lower of their carrying amount and fair value less costs to sell and a non-cash impairment loss of $142 and $6,053 was recorded for GasLog Sydney and GasLog Saratoga, respectively. Upon completion of the transactions, a loss on disposal of $660 and $649 was recorded in the consolidated statement of profit or loss for GasLog Sydney and GasLog Saratoga, respectively.

On January 17, 2023, GasLog Hellas-2 Special Maritime Enterprise, the vessel-owning entity of the GasLog Athens, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, with the transaction expected to be completed upon redelivery of the vessel from its current charterer. All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of January 31, 2023. As a result, the carrying amount of the GasLog Athens ($63,783) was remeasured at the lower between carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $9,333 and was reclassified as “Vessel held for sale” (within current assets).

As of June 30, 2023, the Company concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its remaining vessels.

Vessels under construction

As of June 30, 2023, GasLog has the following newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”):

LNG Carrier	Date of agreement	Estimated delivery	Cargo Capacity (cbm)
Hull No. 2532	November 2021	Q3 2024	174,000
Hull No. 2533	November 2021	Q3 2024	174,000
Hull No. 2534	November 2021	Q3 2025	174,000
Hull No. 2535	November 2021	Q4 2025	174,000

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures.

5. Leases

On March 30, 2023, GasLog Partner’s subsidiary, GAS-five Ltd., and GasLog’s subsidiary, GAS-nine Ltd. completed the sale and leaseback of the GasLog Sydney and the GasLog Saratoga, respectively, with a wholly-owned subsidiary of CDBL. The vessels were sold to CDBL for net proceeds of $278,297 and leased back under bareboat charters for a period of five years with no repurchase option or obligation. These sale and leasebacks meet the definition of a lease under IFRS 16 Leases, resulting in the recognition of right-of-use assets of $136,037 and corresponding lease liabilities of $111,578.

The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessels’ Equipment	Properties	Other	Total
As of January 1, 2023	413,151	862	2,458	14	416,485
Additions/(write-offs), net	141,426	355	(12)	—	141,769
Depreciation	(41,927)	(514)	(438)	(4)	(42,883)
As of June 30, 2023	512,650	703	2,008	10	515,371

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2023	336,376
Additions, net	109,788
Interest expense on leases (Note 12)	7,687

F-10

Payments	(35,555)
As of June 30, 2023	418,296
Lease liabilities, current portion	70,176
Lease liabilities, non-current portion	348,120
Total	418,296

6. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2022	June 30, 2023
Amounts due within one year	305,975	391,881
Less: unamortized discount	—	(92)
Less: unamortized deferred loan/bond issuance costs	(10,998)	(9,430)
Borrowings, current portion	294,977	382,359
Amounts due after one year	3,047,916	2,662,990
Less: unamortized discount	(2,100)	(1,841)
Less: unamortized deferred loan/bond issuance costs	(41,049)	(36,016)
Borrowings, non-current portion	3,004,767	2,625,133
Total	3,299,744	3,007,492

Loans

The main terms of the Group’s credit facilities in existence as of December 31, 2022, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2022. Refer to Note 13 “Borrowings”.

On February 7, 2023, GasLog prepaid an amount of $77,899 with respect to the associated debt of the GasLog Chelsea pursuant to the commencement of the conversion of the vessel to an FSRU, using the additional proceeds of $92,780 received from Gastrade at the same date. GasLog has agreed to sell the vessel following its conversion to an FSRU. The existing loan facility of the specified vessel was terminated and the respective unamortized loan fees of $661 written-off to the consolidated statement of profit or loss.

On March 30, 2023, the outstanding indebtedness of GAS-five Ltd., in the amount of $87,780 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 5). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $229 written-off to the consolidated statement of profit or loss. As of June 30, 2023, the amount outstanding under the credit facility of $152,461 with respect to the credit facility of up to $450,000 of GAS-four Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. with Credit Suisse AG, Nordea Bank Abp, filial I Norge, Iyo Bank Ltd., Singapore Branch and the Development Bank of Japan, Inc., maturing in February 2024, was classified under current liabilities.

On March 30, 2023, the outstanding indebtedness of GAS-nine Ltd., in the amount of $94,109 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 5). The relevant advances of the loan agreements were cancelled and the respective unamortized loan fees of $786 written-off to the consolidated statement of profit or loss.

During the six months ended June 30, 2023, the Group drew down the amount of $82,444 to finance shipyard installments relating to the vessels under construction (Note 4) and repaid and prepaid $114,235 in accordance with the repayment terms under its loan facilities.

The current portion of borrowings includes an amount of $31,345 (debt less unamortized loan issuance costs) with respect to the steam turbine propulsion (“Steam”) vessel GasLog Athens reclassified under “Vessel held for sale” as of June 30, 2023 (Note 4).

The carrying amount of the Group’s credit facilities recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2022. Refer to Note 13 “Borrowings”.

The carrying amount under the Norwegian Kroner (“NOK”) bond maturing in 2024 (the “NOK 2024 Bonds”), net of unamortized financing costs as of June 30, 2023 is $82,973 (December 31, 2022: $90,241) while their fair value is $86,870 based on a USD/NOK exchange rate of 0.0928 as of June 30, 2023 (December 31, 2022: $93,414, based on a USD/NOK exchange rate of 0.1011).

The carrying amount under the 7.75% Notes due in 2029 (the “2029 Notes”), net of unamortized financing costs and discount as of June 30, 2023, is $307,001 (December 31, 2022: $306,432). In July 2023, GasLog prepaid an amount of $15,000 in accordance with the 2029 Notes terms. As of June 30, 2023, the amount of $15,000 was classified under current liabilities.

The Group was in compliance with its financial covenants as of June 30, 2023.

F-11

7. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Revenues from long-term fleet	132,236	126,137	269,414	249,770
Revenues from spot fleet	83,622	101,441	159,946	208,908
Revenues from vessel management services	238	188	459	387
Total	216,096	227,766	429,819	459,065

Management allocates vessel revenues to two categories: a) spot fleet and b) long-term fleet, which reflects its commercial strategy. Specifically, the spot fleet category contains all vessels that have contracts with initial duration of up to three years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than three years. Both categories, exclude optional periods. Comparative figures have been retrospectively adjusted to reflect the revised presentation using an initial duration of less than three years (instead of less than five years), disclosed in the annual audited consolidated financial statements for the year ended December 31, 2022. Refer to Note 18 “Revenues from Contracts with Customers”. This resulted in the reclassification of $(101) and $4,146, respectively, from Revenues from spot fleet to Revenues from long-term fleet in the three and six months ended June 30, 2022.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2022	June 30, 2023
Unearned revenue	71,228	73,614
Accrued off-hire	4,490	6,405
Accrued purchases	10,662	12,944
Accrued interest	43,712	45,233
Other accruals	36,840	36,419
Total	166,932	174,615

9. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of June 30, 2023, the share capital consisted of 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 preference shares issued and outstanding.

Dividend distributions

GasLog’s dividend distributions for the period ended June 30, 2023, are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 22, 2023	Common	$0.15	February 24, 2023	14,308
March 1, 2023	Preference	$0.546875	April 3, 2023	2,516
May 10, 2023	Common	$0.15	May 12, 2023	14,308
May 10, 2023	Preference	$0.546875	July 3, 2023	2,516
Total				33,648

In the period ended June 30, 2023, the board of directors of the Partnership approved and declared cash distributions of $722 and of $12,935 for the common units and preference units, respectively, held by non-controlling interests.

10. Commitments and Contingencies

(a) Commitments relating to the vessels under construction (Note 4) as of June 30, 2023, payable to DSME were as follows:

June 30, 2023
Period
Not later than one year	82,444
Later than one year and not later than three years	535,694
Total	618,138

F-12

(b) Commitments relating to the vessels under construction (Note 4) on June 30, 2023 payable to Seatrium ex. Keppel not later than one year were $47,113.

(c) Future minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 5), as of June 30, 2023 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

June 30, 2023
Period
Not later than one year	662,350
Later than one year and not later than two years	490,743
Later than two years and not later than three years	394,097
Later than three years and not later than four years	295,234
Later than four years and not later than five years	222,970
Later than five years	150,336
Total	2,215,730

Future minimum lease payments receivable disclosed in the above table exclude the lease payments of the vessels that are under construction as of June 30, 2023 (Note 4).

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

11. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2022	June 30, 2023
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	35,486	33,034
Forward foreign exchange contracts	3,122	1,090
Total	38,608	34,124
Derivative financial instruments, current assets	25,383	23,348
Derivative financial instruments, non-current assets	13,225	10,776
Total	38,608	34,124

The fair value of the derivative liabilities is as follows:

	December 31, 2022	June 30, 2023
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Forward foreign exchange contracts	320	318
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross-currency swaps	8,012	16,409
Total	8,332	16,727
Derivative financial instruments, current liability	2,834	3,058
Derivative financial instruments, non-current liability	5,498	13,669
Total	8,332	16,727

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the London Interbank Offered Rate (“LIBOR”), and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Group’s interest rate swaps held for trading as of December 31, 2022, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2022. Refer to Note 26 “Derivative Financial Instruments”. During the six months ended June 30, 2023, the Group did not enter into any new interest rate swaps held for trading. In January 2023, GAS-fifteen Ltd.

F-13

terminated the interest rate swap with National Bank of Greece S.A. originally maturing in July 2025, with GAS-fifteen Ltd. receiving an amount of $3,706.

The Group’s interest rate swaps held for trading were not designated as cash flow hedging instruments. The change in the fair value of the interest rate swaps held for trading for the three and six months ended June 30, 2023 amounted to a net gain of $9,466 and a net gain of $1,253, respectively (for the three and six months ended June 30, 2022: a net gain of $16,090 and a net gain of $61,876, respectively), which was recognized against profit or loss in the period incurred and is included in Gain on derivatives. During the three and six months ended June 30, 2023, the net gain of $9,466 and $1,253, respectively derived from changes in the LIBOR curve.

Cross currency swap agreements

The principal terms of the Group’s cross currency swaps (“CCS”) designated as cash flow hedging instruments as of December 31, 2022, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2022. Refer to Note 26 “Derivative Financial Instruments”. During the six months ended June 30, 2023, the Group did not enter any CCS designated as cash flow hedging instruments.

For the three and six months ended June 30, 2023, the effective portion of changes in the fair value of CCSs amounting to a loss of $2,813 and a loss of $10,001, respectively, has been recognized in Other comprehensive income/(loss) (for the three and six months ended June 30, 2022: a loss of $12,557 and a loss of $11,858, respectively). For the three and six months ended June 30, 2023, a loss of $898 and loss of $1,599, respectively, was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (for the three and six months ended June 30, 2022: a loss of $117 and gain of $2, respectively). Additionally, for the three and six months ended June 30, 2023, a gain of $2,991 and a gain of $7,439, respectively, was recognized in Other comprehensive income/(loss) in relation to the translation of the NOK Bonds in USD as of June 30, 2023 (for the three and six months ended June 30, 2022: a gain of $13,412 and a gain of $11,174, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”) and Singapore dollars (“SGD”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in EUR or SGD to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading as of December 31, 2022, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2022. Refer to Note 26 “Derivative Financial Instruments”.

During the six months ended June 30, 2023, the Group entered into 87 forward foreign exchange contracts, while 76 contracts expired with staggered maturities from January to June 2023.

The Group’s forward foreign exchange contracts were not designated as cash flow hedging instruments as of June 30, 2023. The change in the fair value of these contracts for the three and six months ended June 30, 2023, amounted to a net loss of $1,062 and a net loss of $2,029, respectively (for the three and six months ended June 30, 2022: a net loss of $1,668 and a net loss of $1,974, respectively), which was recognized against profit or loss in the period incurred and is included in Gain on derivatives.

12. Financial Costs and Gain on Derivatives

An analysis of financial costs and gain on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Amortization and write-off of deferred loan/bond issuance costs/premium and discount	3,526	3,085	8,337	8,028
Interest expense on loans	23,469	46,443	43,232	94,035
Interest expense on bonds and realized loss on CCSs	8,129	9,106	16,795	17,898
Interest expense on leases	3,530	4,482	6,686	7,687
Other financial costs, net	812	441	1,785	406
Total financial costs	39,466	63,557	76,835	128,054

Unrealized (gain)/loss on derivative financial instruments held for trading (Note 11)	(14,422)	(8,404)	(59,902)	776
Realized loss/(gain) on interest rate swaps held for trading	4,920	(4,962)	13,096	(9,005)
Realized loss/(gain) on forward foreign exchange contracts held for trading	1,192	(730)	1,827	(2,238)
Ineffective portion of cash flow hedges	(20)	(47)	(752)	(6)
Total gain on derivatives	(8,330)	(14,143)	(45,731)	(10,473)

13. Subsequent Events

As further discussed in Note 1, on July 7, 2023, the Partnership’s common unitholders voted to approve the previously announced merger, with GasLog acquiring all of the outstanding common units of the Partnership not already beneficially owned by GasLog. The payment date for the

F-14

Special Distribution was July 12, 2023, and the Transaction closed on July 13, 2023 at the Effective Time upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. Holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023.

On July 17, 2023, GasLog completed the sale of the Steam vessel GasLog Athens, pursuant to a Memorandum of Agreement entered into on January 17, 2023 with an unrelated third party.

On August 2, 2023, the board of directors declared a quarterly cash dividend of $0.15 per common share, payable on August 4, 2023 to shareholders of record as of August 3, 2023.

On August 2, 2023, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, payable on October 2, 2023, to holders of record as of September 29, 2023.

F-15